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                    EARNINGS ENHANCEMENT LIFE INSURANCE RIDER

General

This Rider is made part of the Group Contract/Certificate to which it is attached and is subject to all of the applicable provisions in the Certificate. It provides an additional benefit, the "Earnings Enhancement Life Insurance Benefit" in the event of the death of the Covered Person prior to the Income Date. The Covered Person is the person whose death causes the Certificate death benefit to be paid.

Definitions

         Benefit Rate: The Benefit Rate is the percentage used to determine the Earnings Enhancement Life Insurance Benefit payable under this Rider. The Benefit Rate is shown in the Certificate Schedule.

         Net Purchase Amount: On the Certificate Date, the Net Purchase Amount is equal to the Initial Purchase Payment. Thereafter, the Net Purchase Amount is increased by any additional purchase payments. At the time of a withdrawal, it is reduced in proportion to the reduction in Account Value that results from the withdrawal.

Earnings Enhancement Life Insurance Benefit

If this Rider is in force and the Covered Person dies before the Income Date, we will pay the Earnings Enhancement Life Insurance Benefit described below. The amount of the benefit is determined on the Valuation Date we receive proof of death in accordance with the "Proof of Death" provision in the Certificate. This amount is equal to the Benefit Rate multiplied by the excess, if any, of the Account Value over the Net Purchase Amount, up to the Maximum Benefit Amount shown in the Certificate Schedule.

Payment of Earnings Enhancement Life Insurance Benefit

The Earnings Enhancement Life Insurance Benefit will be paid in a lump sum to the beneficiary(ies) entitled to receive the Certificate death benefit upon receipt of written proof of death. If the beneficiary is the deceased Owner's spouse who is continuing the Certificate pursuant to the Certificate Continuation Option, then he or she may elect to have some or all of the Earnings Enhancement Life Insurance Benefit applied to the Certificate as an additional purchase payment.

Charge for this Rider

The charge for this Rider is calculated as a percentage of your Account Value as of the Certificate Date and on the periodic dates described in the Certificate Schedule. The charge must be paid and is due according to the payment method(s) prescribed in the Certificate Schedule. If payment of the charge has not been received on the date specified in the Certificate Schedule, the "Grace Period" provision of this Rider will apply.

The charge for this Rider is shown in the Certificate Schedule.

Grace Period

If payment of the charge for this Rider is not received on the date specified in the Certificate Schedule, a Grace Period of 31 days will be allowed for you to pay the charge. We will send you a notice at the start of the Grace Period at your last known address. The Grace Period will end 31 days after we mail you the notice.

If you do not make the necessary payment by the end of the Grace Period, this Rider will terminate without value. Subject to the terms and conditions of the Certificate, if the Covered Person dies during the Grace Period, we will pay the Earnings Enhancement Life Insurance Benefit, reduced by any charges for this Rider owed to us.

Suicide

If within two years from the effective date of this Rider, the Covered Person dies by suicide, no amount shall be payable under this Rider.

Effective Date

The effective date of this Rider is the Certificate Date of the Certificate to which it is attached.

Certificate Continuation Option

If the Certificate is being continued by the deceased Owner's spouse pursuant to the Certificate Continuation Option, he or she may also elect to continue this Rider by notifying our Customer Service Center within 30 days of the Valuation Date we receive proof of the Owner's death. If elected by the new Owner, this Rider shall continue according to its terms and conditions, subject to our then existing rules on eligibility and the following conditions:

1. For purposes of determining the "Net Purchase Amount" upon continuation it is initially set equal to the Account Value, including any death benefit proceeds payable on the deceased Owner's Death, on the Valuation Date that the new Owner elects to continue this Rider.

2. For the purposes of the "Effective Date" provision in this Rider, the effective date will be the Valuation Date that the new Owner elects to continue this Rider.

3. The Benefit Rate and the charge for this Rider will be those which are then in effect for the new Owner's attained age.

Termination

This Rider will terminate without value on the date of the first to occur of the following events:

1. The Certificate is surrendered or the entire Account Value is applied under an income plan; or

2. The date of death of the Covered Person if (a) there is no spouse eligible to continue the Certificate Continuation Option, or (b) an eligible spouse chooses not to continue the Certificate under that Option; or.

3.   The date on which the Grace Period ends.

You may terminate this Rider if you receive Qualifying Extended Medical Care or suffer from a Qualifying Terminal Illness as defined and limited in the Waiver of Surrender Charge Rider or for any additional event shown in the Certificate Schedule. If you choose to terminate this Rider, you must send a written request to our Customer Service Center.

You cannot otherwise terminate this Rider.

Terms

All of the terms used in this Rider have the same meanings as in the Certificate unless otherwise clearly indicated in this Rider.


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                                            President & CEO

DVA-C-EELR-2002